SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No. )*

EVENT CARDIO GROUP INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

29976N 108

(CUSIP Number)

Frank Sgro

2798 Thamesgate Dr.

Mississauga, Ontario, Canada L4T 4E8

(289) 407-4377

 (Name, address and telephone number of Person Authorized to Receive Notices and Communications)

November 14, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 (Continued on following pages)

1.		Name of reporting person: Frank Sgro
2.		Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.		SEC use only
4.		Source of funds: OO
5.		Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or place of organization: Canada
Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 19,875,000 (2)
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 19,875,000 (2)
11.		Aggregate amount beneficially owned by each reporting person: 79,500,000 (3)
12.		Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.		Percent of class represented by amount in Row (11): 92.8% (3)
14.		Type of reporting person: IN

(1)	Based on 85,669,654 shares of the issuer’s common stock outstanding on November 14, 2014.

(2)

Owned by The Sgro (2010) Family Trust of which Mr. Frank Sgro is one of the three trustees.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Sgro that he is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(3)

In addition to the shares listed in 8 and 10 above, includes 59,625,500 shares pledged to an entity controlled by the Reporting Person as security for guaranties by the pledgors of loans made by such entity to the Issuer.  The loan is not in default and the Reporting Person does not currently have voting, dividend or any similar rights with respect to the shares subject to the pledge.

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1.		Name of reporting person: Diane Sgro
2.		Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.		SEC use only
4.		Source of funds: OO
5.		Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or place of organization: Canada
Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 19,875,000 (2)
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 19,875,000 (2)
11.		Aggregate amount beneficially owned by each reporting person: 19,875,000 (2)
12.		Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.		Percent of class represented by amount in Row (11): 23.2% (1)
14.		Type of reporting person: IN

(1)	Based on 85,669,654 shares of the issuer’s common stock outstanding on November 14, 2014.

(2)

Owned by The Sgro (2010) Family Trust of which Ms. Diane Sgro is one of the three trustees.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ms. Sgro that he is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

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1.		Name of reporting person: Gino Alberelli
2.		Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.		SEC use only
4.		Source of funds: OO
5.		Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or place of organization: Canada
Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 19,875,000 (2)
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 19,875,000 (2)
11.		Aggregate amount beneficially owned by each reporting person: 19,875,000 (2)
12.		Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.		Percent of class represented by amount in Row (11): 23.2% (1)
14.		Type of reporting person: IN

(1)	Based on 85,669,654 shares of the issuer’s common stock outstanding on November 14, 2014.

(2)

Owned by The Sgro (2010) Family Trust of which Mr. Alberelli is one of the three trustees.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Alberelli that he is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

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1.		Name of reporting person: THE SGRO (2010) FAMILY TRUST
2.		Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.		SEC use only
4.		Source of funds: OO
5.		Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or place of organization: Canada
Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 19,875,000 (2)
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 19,875,000 (2)
11.		Aggregate amount beneficially owned by each reporting person: 19,875,000 (2)
12.		Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.		Percent of class represented by amount in Row (11): 23.2% (1)
14.		Type of reporting person: OO

(1)	Based on 85,669,654 shares of the issuer’s common stock outstanding on November 14, 2014.

(2)	Beneficially owned by The Sgro (2010) Family Trust.

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Item 1. Security and Issuer.

This statement relates to the common stock, $.001 par value ("Common Stock"), of Event Cardio Inc., a Nevada corporation (the "Company"), with its principal executive offices at 2798 Thamesgate Dr. Mississauga, Ontario, Canada L4T 4E8.  The share numbers provided in this Schedule reflect the occurrence of an event which resulted in the issuance of 79,500,000 shares of Common Stock of the Company as of November 14, 2014.

Item 2. Identity and Background.

(a) This statement is filed by Mr. Frank Sgro ("FS "), Ms. Diane Sgro ("DS"), Mr. Gino Alberelli ("GA") and The Sgro (2010) Family Trust (the “Trust”) (each an "Acquiror"). Except as described in the next sentence, all of the shares of Common Stock beneficially owned by FS, DS and GA are owned through the Trust, of which they are the co-trustees and as such make decisions on behalf of the Trust and are controlling persons. 59,625,000 shares are beneficially owned by FS as a result of his ownership of an entity which is the pledgee of 59,625,000 shares pledged as security for guarantees of loans made to the Issuee.  The remainder of the shares reflected as beneficially owned by the Trust, are held by FS as nominee for the Trust.

(b) The business address and principal place of business for FS, DS and GA is c/o the Company, at 2798 Thamesgate Dr. Mississauga, Ontario, Canada L4T 4E8.

(c)  Attached as Schedule A hereto, and incorporated by reference herein, is a chart setting forth the name, business address, present principal occupation or employment and citizenship of  FS, DS and GA.  The Trust was organized in Ontario Canada, and its beneficiaries are members of FS’s family.

(d) None of the Acquirors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Acquirors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Each of the individual Acquirors is a citizen of Canada and the Trust was organized in Ontario Canada.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock beneficially owned by the Acquirors were acquired in connection with a share exchange (the "Share Exchange"). The Share Exchange is more fully described, and is also defined, in the Company's Current Report on Form 8-K (the "8-K Report"), which was filed with the Securities and Exchange Commission (the “Commission”) on November 17, 2014.  Prior to November 14, 2014, the Trust owned 37.5% of the capital stock of 2340960 Ontario Inc. (“ECG”).  As of November 14, 2014, the Trust exchanged all of the shares of ECG capital stock that it owned for 29,812,500 newly-issued restricted shares of the Company's Common Stock. Subsequent to the Share Exchange, ECG became the wholly owned subsidiary of the Company.

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Item 4. Purpose of Transaction.

Three of the purposes of each of the Acquirors in effecting the Share Exchange were (1) to provide opportunities for ECG to obtain financing which would not be available to ECG as a privately-held company, (2) to obtain restricted shares of a class of capital stock of the Company which is publicly traded and (3) to implement the business plan of ECG through the Company.

The Company also hopes to obtain financing to implement its business plan as described in the 8-K Report under the heading, "Management's Discussion and Analysis of financial condition and results of Operations - Liquidity and Capital Resources". The completion of such financings will depend upon market conditions, the completion of due diligence and negotiations and other factors and such financings may result in the Company's issuance of additional shares of Common Stock which will dilute the percentage ownership of the existing shareholders of the Company.

Except as set forth above in this Item 4, none of the Acquirors has any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4. Nothing set forth above should be interpreted to preclude the Acquirors from making any plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4.

Item 5. Interest in Securities of the Issuer.

FS, DS and GA each beneficially own 29,875,000 (approximately 23.2% of the outstanding shares of Common Stock) indirectly through the Trust of which they are the Trustees and controlling persons.  The Trust beneficially owns 29,875,000 shares (approximately 23.2% of the outstanding) which are held by FS as nominee for the Trust.  The shares beneficially owned by the Acquirors have been pledged to an affiliate of the Company, which is owned by FS, as security for a guaranty of a loan made to the Company by the affiliate. 59,625,000 shares reported as beneficially owned by FS results from his ownership of the entity which made the loan to the Company.

Except as otherwise described above, each of the Acquirors has sole power to vote and dispose of the shares of Common Stock acquired and beneficially owned by him.

On June 9, 2014, 2340960 Ontario Inc. (“ECG”) acquired 1,412,619 shares of the Company’s common stock and 10,000,000 shares of the Company’s preferred stock constituting approximately 97% of the cumulative voting power of the Company’s capital stock on that date.  Prior to the consummation of the Share Exchange, the Trust owned 37.5% of the capital stock of ECG.  These shares are still owned beneficially and of record by ECG which is now a wholly owned subsidiary of the Company.  This transaction was the subject of a Current Report on Form 8-K filed by the Company with the Commission on June 16, 2014.

Other than the transactions described above, none of the Acquirors has effected any transaction involving the Company's securities within the preceding sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

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Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Acquisition Statement.

Exhibit 2

Share Exchange Agreement, dated as of the 8th day of September, 2014 by and between (i) Sunrise Holdings Limited, a Nevada corporation and (ii) Nick Bozza, as nominee for Nick Bozza, Louise Bozza and Lilly Gascoigne as Trustees for the Nick Bozza Family Trust, (iii) John Bentivoglio, as nominee for Gianfranco Bentivoglio, Michael Bentivoglio and Christina Cecchini as Trustees for the John Bentivoglio Family Trust, (iv) Taunton Ravenscroft Inc. as nominee for Frank Sgro, Diane Sgro and Gino Alberelli as Trustees for the Sgro (2010) Family Trust, (v)The Nick Bozza Family Trust, (vi) The John Bentivoglio Family Trust and (vii) The Sgro (2010) Family Trust (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 9, 2014. (Incorporated by reference to Exhibit 2.1 to Event Cardio Group Inc.’s Current Report on Form 8-K filed on June 16, 2014.)

Exhibit 3	Event Cardio Group Inc.’s Current Report on Form 8-K filed on June 16, 2014. (Incorporated by reference.)

Exhibit 4	Event Cardio Group Inc.’s Current Report on Form 8-K filed on November 17, 2014. (Incorporated by reference.)

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Schedule A

The following tables set forth the name, present principal occupation of the trustees of The Sgro (2010) Family Trust. The country of citizenship of each trustee is Canada and the business address of each trustee is: c/o Event Cardio Group Inc., 2798 Thamesgate Dr. Mississauga, Ontario, Canada L4T 4E8.

Trustee

Name	Present Principal Occupation

Frank Sgro	Lawyer

Diane Sgro	Legal Assistant

Gino Alberelli	Accountant

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2014

/s/ Frank Sgro
Frank Sgro

/s/ Diane Sgro
Diane Sgro

/s/ Gino Alberelli
Gino Alberelli

THE SGRO (2010) FAMILY TRUST

By:	/s/ Frank Sgro
Frank Sgro, Trustee

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Exhibit A

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1 (k) (1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: December 12, 2014

/s/ Frank Sgro
Frank Sgro

/s/ Diane Sgro
Diane Sgro

/s/ Gino Alberelli
Gino Alberelli

THE SGRO (2010) FAMILY TRUST

By:	/s/ Frank Sgro
Frank Sgro, Trustee

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